                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549


                                  ---------------
                                  SCHEDULE 14D-1/A

 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE
                                    ACT OF 1934

                                 (AMENDMENT NO. 5)
                                  FINAL AMENDMENT
                                        AND
                                    SCHEDULE 13D
                                  ---------------

                     COURTYARD BY MARRIOTT LIMITED PARTNERSHIP
                             (NAME OF SUBJECT COMPANY)
                                PALM INVESTORS, LLC
                        A DELAWARE LIMITED LIABILITY COMPANY
                                 ARLEN CAPITAL, LLC
                                      (BIDDER)



                       UNITS OF LIMITED PARTNERSHIP INTEREST
                           (TITLE OF CLASS OF SECURITIES)


                                      NONE
                       (CUSIP Number of Class of Securities)

                               ----------------------

                               Don Augustine, Manager
                                 Arlen Capital, LLC
                        1650 Hotel Circle North - Suite 200
                            San Diego, California  92108
                                   (619) 686-2002
            (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications on Behalf of Bidder)


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                                   14D-1/A AND 13D

-------------------                                       ---------------------
 CUSIP NO. (None)                                            Page 2 of 7 Pages
-------------------                                       ---------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 i     Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       Palm Investors, LLC - IRS Identification #33-0741043
-------------------------------------------------------------------------------
 ii    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)  / /
                                                                      (b)  / /
-------------------------------------------------------------------------------
 iii   SEC Use Only


-------------------------------------------------------------------------------
 iv    Sources of Funds (See Instructions)

       WC
-------------------------------------------------------------------------------
 v     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(e) or 2(f)                                                        / /

-------------------------------------------------------------------------------
 vi    Citizenship or Place of Organization

       State of Delaware
-------------------------------------------------------------------------------
 vii   Aggregate Amount Beneficially Owned By Each Reporting Person

       Less than 5.3 percent of the issued and outstanding Limited Partnership Units
-------------------------------------------------------------------------------
 viii  Check if the Aggregate in Row (7) Excludes Certain Shares (See
       Instructions)                                                       / /

-------------------------------------------------------------------------------
 ix    Percent of Class Represented by Amount in Row (7)

       Approximately 5.3 percent of the issued and outstanding Limited Partnership Units
-------------------------------------------------------------------------------
 x     Type of Reporting Persons (See Instructions)

       OO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                   14D-1/A AND 13D


-------------------                                       ---------------------
 CUSIP NO. (None)                                             Page 3 of 7 Pages
-------------------                                       ---------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  1.  Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Arlen Capital, LLC - IRS Identification #33-0713478
-------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)  / /
                                                                      (b)  / /
-------------------------------------------------------------------------------
  3.  SEC Use Only

-------------------------------------------------------------------------------
  4.  Sources of Funds (See Instructions)

      AF
-------------------------------------------------------------------------------
  5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(e) or 2(f)                                                         / /

-------------------------------------------------------------------------------
  6.  Citizenship or Place of Organization

      State of California
-------------------------------------------------------------------------------
  7.  Aggregate Amount Beneficially Owned By Each Reporting Person

      Less than 5.3 percent of the issued and outstanding Limited Partnership Units
-------------------------------------------------------------------------------
  8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See
      Instructions)                                                        / /

-------------------------------------------------------------------------------
  9.  Percent of Class Represented by Amount in Row (7)

      Less than 5.3 percent of the issued and outstanding Limited Partnership Units
-------------------------------------------------------------------------------
 10.  Type of Reporting Persons (See Instructions)

      OO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                    AMENDMENT NO. 5 TO SCHEDULE 14D-1/SCHEDULE 13D

This Amendment No. 5 constitutes (i) the final amendment to the tender offer statement on Schedule 14D-1 of Palm Investors, L.L.C. a Delaware limited partnership (the "Purchaser"), originally filed with the Securities and Exchange Commission (the "Commission") on May 26, 1998, as amended by Amendment No. 1, dated June 26, 1998, Amendment No. 2, dated July 17, 1998, Amendment No. 3, dated July 29, 1998, and Amendment No. 4, dated August 3, 1998; and (ii) the initial statement on Schedule 13D of the Purchaser (together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the the tender offer of the Purchaser to purchase up to 115 units of limited partnership interest ("Units") in Courtyard by Marriott Limited Partnership, a Delaware Limited Partnership (the "Partnership"), for a purchase price of $85,000 per Unit, upon the terms and conditions set forth in the Offer to Purchase dated May 26, 1998 and in the related Agreement of Sale (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.


Item 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 4 (a) is hereby supplemented and amended as follows:

     "The total amount of funds required by the Purchaser to purchase the 5.66 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $481,100. To date, the Purchaser has accepted for payment, a total of 61.33 Units. The total amount of funds required by the Purchaser to purchase the 61.33 Units, exclusive of fees and expenses, is $4,621,321. The Purchaser obtained such funds (plus amounts to pay fees and expenses) from capital contributions from its partner and investors."


Item 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 (a) - (b) is hereby supplemented and amended as follows:

     "The Offer expired at 12:00 Midnight, Pacific Standard Time, on Friday August 14, 1998. Based on the information provided by the depositary to the reporting persons, pursuant to the Offer, as of 12:00 Midnight, Pacific Standard Time on Friday August 14, 1998, the Purchaser accepted for payment 5.66 Units, constituting approximately .49 percent of the outstanding Units. To date, the Purchaser has accepted for payment, a total of 61.33 Units, constituting approximately 5.33 percent of the outstanding Units."



                                     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 19, 1998                      PALM INVESTORS, LLC

                                        By:  Arlen Capital, LLC
                                             its Manager

                                             By:  /s/ DON AUGUSTINE
                                                  ---------------------------
                                                  Don Augustine, Manager